CLEARY GOTTLIEB STEEN & HAMILTON LLP

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ROGER J. BENRUBI
SENIOR COUNSEL

JEAN-MICHEL TRON
ANCIEN MEMBRE DU CONSEIL DE L'ORDRE

JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE
ANNE-SOPHIE COUSTEL

SOPHIE DE BEER
CLAUDIA ANNACKER
SERGIO SORINAS-JIMENO
CÉCILE LOISEAU
COUNSEL

May 23, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
United States of America

File No. 82-34771


SUPPL

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Monika Sachet, Jean-Michel Daunizeau, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH APRIL 30, 2006

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

1.1 Publication relating to the issuance of (up to) €562.5 million fixed rate bonds, dated April 9, 2007.

1.2 Publication relating to the issuance of €502 million fixed rate CASA Obligations 4.30% bonds, dated April 16, 2007.

1.3 Publication relating to the issuance of (up to) €60 million progressive interest rate bonds, dated April 18, 2007.

1.4 Publication relating to the issuance of €60 million progressive interest rate CASA ObligEnterprise 3 bonds, dated April 27, 2007.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

2.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

A. Final Terms relating to the issuance of CAD 200,000,000 Floating Rate Notes due April 2009, dated April 2, 2007.

B. Final Terms relating to the issuance of EUR 1,500,000,000 Floating Rate Notes due 2012, dated April 25, 2007.

C. Subscription Agreement relating to the issuance of EUR 1,500,000,000 Floating Rate Notes due 2012.

D. Final Terms relating to the issuance of EUR 75,000,000 Floating Rate Nots due April 2009, dated April 26, 2007.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through April 30, 2007.

Exhibit 1.1

Publication relating to the issuance of (up to) €562.5 million fixed rate bonds

Published in the BALO on April 9, 2007

Please see the attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published April 9, 2007, Bulletin No. 43

Further to the notice dated February 2, 2007, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of December 31, 2006, the total of previously issued outstanding debt amounted to €15,005,753,019, to €8,505,813,692 for redeemable subordinated debt (TSR) and to €4,216,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €17,380,018,837.71 has decided to issue subordinated debt with no fixed term in a maximum amount of €562,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4.30%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of July 30, 2007. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is April 30, 2007 under *code valeur* number FR 0010456384. The principal amount of the notes will be announced in the BALO on April 16, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Publication relating to the issuance of €502 million fixed rate
CASA Obligations 4.30% bonds

Published in the BALO on April 16, 2007

Please see the attached English-language summary.

Exhibit 1.2

English summary from French

Crédit Agricole S.A. BALO Notice published April 16, 2007, No. Bulletin 46

Further to the notice dated April 9, 2007, this notice announces the issuance by Crédit Agricole S.A. of €502,000,000 fixed interest rate CASA Obligations 4.30% bonds (approved by the *AMF* with visa number 07-114 on April 4, 2007).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.3

Publication relating to the issuance of (up to) €60 million progressive interest rate bonds

Published in the BALO on April 18, 2007

Please see the attached English-language summary.


RECEIVED

Exhibit 1.3

English summary from French

Crédit Agricole S.A. BALO Notice published April 18, 2007, Bulletin No. 47

Further to the notice dated April 9, 2007, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of December 31, 2006, the total of previously issued outstanding debt amounted to €15,005,753,019, to €8,505,813,692 for redeemable subordinated debt (TSR) and to €4,216,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €19,026,222,926 has decided to issue subordinated debt with no fixed term in a maximum amount of €60,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a progressive interest rate. Interest rate will be payable twice a year. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is May 10, 2007 under *code valeur* number FR 0010460659, and the closing of the offering will occur on April 23, 2007. The principal amount of the notes will be announced in the BALO on April 27, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.4

Publication relating to the issuance of €60 million progressive interest rate ObligEnterprise 3 bonds

Published in the BALO on April 27, 2007

Please see the attached English-language summary.

Exhibit 1.4

English summary from French

Crédit Agricole S.A. BALO Notice published April 27, 2007, No. Bulletin 51

Further to the notice dated April 18, 2007, this notice announces the issuance by Crédit Agricole S.A. of €60,000,000 progressive interest rate CASA ObligEnterprise 3 bonds (approved by the *AMF* with visa number 07-117 on April 16, 2007).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 A

Final Terms relating to the issuance of CAD 200,000,000 Floating Rate Notes due April 2009

April 2, 2007

Please see attached.

Final Terms dated 2 April 2007



Crédit Agricole S.A.

acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 184
TRANCHE NO: 1
CAD 200,000,000 Floating Rate Notes due April 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

RBC Capital Markets

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July, 26 September 2006, 28 November 2006, 29 December 2006 and 15 March 2007 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2	(i) Series Number:	184
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Canadian Dollars ("CAD")
4	Aggregate Nominal Amount::	
	(i) Series:	CAD 200,000,000
	(ii) Tranche:	CAD 200,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount

6	Specified Denominations:	CAD 100,000
7	(i) Issue Date :	3 April 2007
	(ii) Interest Commencement Date :	3 April 2007
8	Maturity Date:	Interest Payment Date falling on or nearest to 3 April 2009
9	Interest Basis:	3 month BA CDOR . Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Interest will be payable monthly in arrear on the 3 April, 3 July, 3 October and 3 January in each year, commencing on 3 July 2007 and ending on the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London, Toronto, TARGET and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the	Not Applicable

Calculation Agent):	
(vii) Screen Rate Determination:	Not Applicable
(viii) ISDA Determination:	
– Floating Rate Option:	CAD-BA-CDOR
– Designated Maturity:	3 month
– Reset Date:	The first day of the relevant Interest Period
- ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(ix) Margin(s):	Not Applicable
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/365 (Fixed), adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The fallback provisions for CAD-BA-CDOR shall be as set out in the ISDA Definitions
17 Zero Coupon Note Provisions	Not Applicable
18 Index-Linked Interest Note/other variable-linked interest Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

19 Redemption at the Option of the Issuer (Call Option)	Not Applicable
20 Redemption at the Option of Noteholders (Put Option)	Not Applicable
21 Final Redemption Amount of each Note	CAD 100,000 per Note of CAD 100,000 Specified Denomination
22 Early Redemption Amount	
(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default	CAD 100,000 per Note of CAD 100,000 Specified Denomination

	(Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23	Form of Notes: New Global Note:	Bearer Notes: No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
24	Financial Centre(s) or other special provisions relating to Payment Dates:	London, Toronto, TARGET and New York
25	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
26	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
27	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
28	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
29	Consolidation provisions:	Not Applicable

30	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreeement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name of Dealer:	Royal Bank of Canada Europe Limited
34	Total commission and concession:	Not Applicable
35	Additional selling restrictions:	Canada: The Dealer will be required, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, to represent, warrant and agree that: (1) the sale and delivery of any Notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a "Canadian Purchaser") by the Dealer shall be made so as to be exempt from the prospectus filing requirements and exempt from or in compliance with the dealer registration requirements of all applicable securities laws and regulations, rulings and orders made thereunder and rules, instruments and policy statements issued and adopted by the relevant securities regulator or regulatory authority, including those applicable in each of the provinces and territories of Canada (the "Canadian Securities Laws"); (2) where required under applicable Canadian Securities Laws, (i) the Dealer is appropriately registered under the applicable Canadian Securities Laws in each province to sell and deliver of the Notes to each Canadian Purchaser that is a resident of, or otherwise subject to the Canadian Securities Laws of, such province, and to whom the Dealer sells or delivers any Notes or (ii) such sale and delivery will be made through an affiliate of the Dealer that is so registered and agrees to make such sale and delivery in compliance with the representations, warranties, and agreements of the Dealer set out in this paragraph 36; (3) it will comply with all relevant Canadian Securities Laws concerning any resale of the Notes and will prepare, execute, deliver, and file all documentation

required by the applicable Canadian Securities Laws to permit each resale by the Dealer of Notes to a Canadian Purchaser;
(4) it will ensure that each Canadian Purchaser purchasing from it (i) has represented to it that such Canadian Purchaser is a resident in and subject to the Canadian Securities Laws of a province or territory of Canada, or is a corporation, partnership, or other entity resident and created in or organised under the laws of Canada or any province or territory thereof, (ii) has represented to the Dealer that it is an "accredited investor" as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemption ("NI 45-106") and which categories set forth in the relevant definition of "accredited investor" in NI 45-106 correctly and in all respects describes such Canadian Purchaser, and (iii) consents to disclosure of all required information about the purchase to the relevant Canadian securities regulatory authorities;
(5) the offer and sale of the Notes was not made through or accompanied by any advertisement of the Notes, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;
(6) it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the Canadian Offering Memorandum dated 7 March 2007 prepared in connection with the issue of the Notes (the "Canadian Offering Memorandum")) or future oriented financial information within the meaning of applicable Canadian Securities Laws;
(7) it will ensure that each Canadian Purchaser is advised that no securities commission, stock exchange or other similar regulatory authority in Canada has reviewed or in any way passed upon the Canadian Offering Memorandum or the merits of the Notes described therein, nor has any such securities commission, stock exchange or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the Notes;
(8) it has not made and it will not make any written or oral representations to any Canadian Purchaser:
(i) that any person will resell or repurchase the Notes purchased by such Canadian Purchaser;
(ii) that the Notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;
(iii) that any person will refund the purchase price of the Notes; or
(iv) as to the future price or value of the Notes; and
(9) it will inform each Canadian Purchaser:
(i) that the Issuer is not a "reporting issuer" (as such term is defined under applicable Canadian Securities Laws) and is not, and may never be, a reporting issuer in any province or territory of Canada and there

currently is no public market in Canada for any of the Notes, and one may never develop;
(ii) that the Notes will be subject to resale restrictions under applicable Canadian Securities Laws; and
(iii) such Canadian Purchaser's name and other specified information will be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of CAD 1.5422 = EUR 1 producing a sum of:	EUR 129,684,866

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: ....

Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – Other Information

1.	**RISK FACTORS**	Not Applicable
2.	**LISTING**	
	(i) Listing:	None
	(ii) Admission to trading:	Not Applicable
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
3.	**RATINGS**	
	Ratings:	Not Applicable

4. **NOTIFICATION**

Not Applicable

5. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale" In the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	CAD 200,000,000
(iii) Estimated total expenses:	Not Applicable

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility	No.
ISIN Code:	XS0294201578
Common Code:	029420157
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 B

Final Terms relating to the issuance of EUR 1,500,000,000 Floating Rate Notes due 2012

April 25, 2007

Please see attached.

Final Terms dated 25 April 2007



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 1,500,000,000 Floating Rate Notes due 2012 (the "Notes")
under the EUR 40,000,000,000
Euro Medium Term Note Programme
Issued by: Crédit Agricole S.A., acting through its London branch (the "Issuer")

SERIES NO: 185

TRANCHE NO: 1

CALYON CREDIT AGRICOLE CIB

MERRILL LYNCH INTERNATIONAL

LA CAIXA
UNICREDIT GROUP (HVB)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006, 29 December 2006, 15 March 2007 and 11 April 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	185
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 1,500,000,000
	(ii) Tranche:	EUR 1,500,000,000
5	Issue Price:	99.9338 per cent. of the Aggregate Nominal Amount.
6	Specified Denomination(s):	EUR 100,000
7	(i) Issue Date:	27 April 2007
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The Interest Payment Date falling on or nearest to 27 April 2012
9	Interest Basis:	Floating Rate (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable

13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 16 May 2006 and *décision d'émission* of the Issuer dated 25 April 2007
14		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15		**Fixed Rate Note Provisions**	Not Applicable
16		**Floating Rate Note Provisions**	Applicable
	(i)	Interest Period(s):	As per the Conditions
	(ii)	Specified Interest Payment Dates:	Interest payable quarterly in arrear on 27 January, 27 April, 27 July, and 27 October in each year commencing on 27 July 2007 up to, and including, 27 April 2012, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	
	(Condition 5(b)(iii)(B))		
		— Relevant Time:	11:00 a.m. (Brussels Time)
		— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
		— Primary Source for Floating Rate:	Reuters EURIBOR01

		— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		— Relevant Financial Centre:	Euro-Zone
		— Benchmark:	EURIBOR
		— Representative Amount:	Not Applicable
		— Effective Date:	Not Applicable
		— Specified Duration:	Three (3) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	+ 0.05 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h)):	Actual/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 100,000 per Note of EUR 100,000 Specified Denomination.
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of	

	default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 100,000 per Note of EUR 100,000 Specified Denomination.
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption:	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note :	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed to be issued) outside France
31	Consolidation provisions:	Not Applicable
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	CALYON MERRILL LYNCH INTERNATIONAL BAYERISCHE HYPO- UND VEREINSBANK AG CAIXA D'ESTALVIS I PENSIONS DE BARCELONA .
	(ii)	Stabilising Manager(s) (if any):	CALYON
34		If non-syndicated, name and address of Dealer:	Not Applicable
35		Additional selling restrictions:	Italy:

Each Manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the Notes and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa,* the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, has represented and agreed that the Notes may not and will not be offered, sold or delivered, nor may or will copies of the Base Prospectus or any other documents relating to the Notes be distributed in Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended ("**Regulation No. 11522**"); or

(ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager has represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Base Prospectus or any other document relating to the Notes in Italy may and will be effected in accordance with all Italian

securities, tax, exchange control and other applicable laws and regulations and, in particular, will be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522 and any other applicable laws and regulations;

(ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of securities in Italy may need to be followed by appropriate notices to be filed with the Bank of Italy; and

(iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Notes is solely responsible for ensuring that any offer or resale of the Notes it purchased occurs in compliance with applicable Italian laws and regulations.

The Notes and the information contained in the Base Prospectus and the relevant Final Terms are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, are not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of the Base Prospectus may rely on it or its content.

As Italy has only partially implemented the Prospectus Directive, the provisions under the heading "European Economic

Area" in the Selling Restrictions of the Base Prospectus shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: OMAR ISMAEL AGUIRRE

Omar Ismael Aguirre
General Manager

PART B – Other Information

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 27 April 2007.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,250
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 RATINGS

Ratings:	The Notes have been rated: Standard & Poor's: AA- Fitch Ratings: AA Moody's Investors Service: Aa2

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii)	Estimated net proceeds:	EUR 1,499,007,000
(iii)	Estimated total expenses:	As set out in paragraph 1(iii) of this Part B

5 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon

issue to be deposited with one of the Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

ISIN Code:	XS0297397811
Common Code:	029739781
Depositaries:	
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 C

Subscription Agreement relating to the issuance of EUR 1,500,000,000 Floating Rate Notes due April 2009

April 25, 2007

Please see attached.

Dated 25 April 2007

CREDIT AGRICOLE S.A., acting through its London Branch
as Issuer

- and -

CALYON

MERRILL LYNCH INTERNATIONAL

- and -

OTHERS

SUBSCRIPTION AGREEMENT

in respect of
EURO 1,500,000,000 Floating Rate Notes due 2012

issued under

CREDIT AGRICOLE S.A.,
including acting through its London branch
EURO 40,000,000,000
Euro Medium Term Note Programme

This Agreement is made on 25 April 2007 **between**:

(1) **CREDIT AGRICOLE S.A.** (the "**Issuer**"), acting through its London branch;

(2) **CALYON** (the "**Lead Manager** "); and

(3) **BAYERISCHE HYPO- UND VEREINSBANK AG, CAIXA D'ESTALVIS I PENSIONS DE BARCELONA,** and **MERRILL LYNCH INTERNATIONAL** (together with the Lead Manager, the "**Managers**")

Background

(A) The Issuer has entered into an amended and restated Dealer Agreement dated 19 May 2006 (the "**Dealer Agreement**") with the Dealers and Arranger named in it in respect of the Issuer's Euro 40,000,000,000 Euro Medium Term Note Programme (the "**Programme**").

(B) The Issuer proposes to issue Euro 1,500,000,000 Floating Rate Notes due 2012 (the "**Notes**") and the Managers wish to subscribe such Notes.

It is agreed as follows:

1 Appointment

In accordance with Clause 13.3 of the Dealer Agreement, the Issuer appoints those of the Managers who are not Dealers (the "**New Dealers**") under the Programme as Dealers under the Dealer Agreement for the purposes of the issue of the Notes only and not for any other Tranche or Series under the Dealer Agreement. Each New Dealer accepts its appointment under the Dealer Agreement and, as such, each New Dealer is hereby vested with all the authority, rights, powers, duties and obligations of a Dealer under the Dealer Agreement as if each New Dealer had originally been named a Dealer in the Dealer Agreement, as set out in Clause 13.3 thereof. This Agreement shall, in relation to each New Dealer, be deemed to constitute each New Dealer's confirmation and agreement to perform and comply with the duties and obligations assumed by it under the Dealer Agreement on the terms set out in this Agreement.

2 Issue of the Notes

2.1 **Dealer Agreement:** The Notes shall be issued pursuant to Clause 2.2 of the Dealer Agreement and on the terms of Clauses 1.6, 3, 5 to 10 (but not 9.1), 12, 13.2, 14, 16 and 17 of the Dealer Agreement as modified by this Agreement. Unless otherwise defined in this Agreement, terms defined in the Dealer Agreement shall have the same meaning in this Agreement. References in the Dealer Agreement to "**Notes**" and "**Dealers**" shall be construed as references to the Notes and the Managers, respectively, for the purposes of this Agreement.

2.2 **The Notes:** The Notes shall be in the form and have the terms set out in Schedule 2 to the Agency Agreement as completed by the Final Terms (the "**Final Terms**") dated the date of this Agreement relating to the Notes. The Issuer authorises the Managers to distribute copies of the Final Terms in connection with the offering and sale of the Notes.

2.3 **Agreement to Issue:** Subject to the terms and conditions of this Agreement, the Issuer agrees to issue the Notes on 27 April 2007 (the "**Closing Date**") or such later date not being later than 11 May 2007 as the Issuer and the Lead Manager, on behalf of the Managers, may agree (the "**Issue Date**"), to the Managers or as the Lead Manager may

direct in accordance with Clause 5 below. The Notes shall be issued at a price equal to 99.9338 per cent. of their nominal amount (the "**Issue Price**") plus accrued interest, if any, on the Notes from the Closing Date to the Issue Date.

2.4 **Publicity:** The Issuer confirms the arrangements made on its behalf by the Lead Manager for announcements in respect of the Notes to be published on such dates and in such newspapers or other publications as it may agree with the Lead Manager.

3 Agreement by the Managers

The Managers jointly and severally agree that they shall subscribe the Notes on the Issue Date, all on the terms set out herein.

4 Conditions Precedent

Clause 9.2 of the Dealer Agreement shall apply to the issue and subscription of the Notes, with the following modification in respect of Clause 9.2.6 thereof:

"there having been delivered to the Lead Manager on behalf of the Managers a comfort letter from the auditors of the Issuer in such form as the Lead Manager may reasonably request on and dated the Issue Date."

5 Closing

5.1 **Issue of Notes**: At or about 10.00 hours (Paris time) (or such other time as may be agreed between the Lead Manager, on behalf of the Managers, and the Issuer) on the Issue Date, the Issuer shall issue and deliver to the Managers or their order in such place as the Lead Manager may reasonably require a Temporary Global Note representing the Notes duly executed and authenticated.

5.2 **Payment:** Against such delivery the Lead Manager on behalf of the Managers shall pay or cause to be paid to the Issuer the net subscription moneys for the Notes (being the aggregate amount payable for the Notes calculated at the Issue Price, plus accrued interest, if any, as referred to above). Such payment shall be made by the Common Service Provider on behalf of the Managers, in Euro in immediately available funds to Crédit Agricole S.A. SWIFT code: AGRIFRPP, for the account of Crédit Agricole S.A., London branch (SWIFT code: AGRIGB2L), account number: 20000000726, evidence of such payment taking the form of a confirmation by the Lead Manager on behalf of the Managers that it has given irrevocable instructions for the relevant payment to be made to the Issuer.

6 Expenses

The arrangements in relation to expenses have been separately agreed upon between the Issuer and the Managers.

7 Commission

There will be no selling commission in respect of the Notes.

8 Communications

The telephone number, fax number, address and designated person of the Managers for the purposes of Clause 14 of the Dealer Agreement are:

CALYON
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex
France
Telephone No: +33 1 41 89 34 43
Fax No: +33 1 41 89 18 59
Attention: CMLD - Mehdi Laidouni

9 Selling Restrictions

9.1 **United States of America :** For the purposes of paragraph 3.2 and 3.3 of Schedule B to the Dealer Agreement, the applicable TEFRA exemption is D Rules.

9.2 **Italy :** Each Manager acknowledges and agrees that no prospectus has been nor will be published in Italy in connection with the offering of the Notes and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*, the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, has represented and agreed that the Notes may not and will not be offered, sold or delivered, nor may or will copies of the Base Prospectus or any other documents relating to the Notes be distributed in Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended ("**Regulation No. 11522**"); or

(ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager represents and agrees that any offer, sale or delivery of the Notes or distribution of copies of the Base Prospectus or any other document relating to the Notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations and, in particular, will be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522 and any other applicable laws and regulations;

(ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of securities in Italy may need to be followed by appropriate notices to be filed with the Bank of Italy; and

(iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Notes is solely responsible for ensuring that any offer or resale of the Notes it purchased occurs in compliance with applicable Italian laws and regulations.

The Notes and the information contained in the Base Prospectus and the relevant Final Terms are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, are not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of the Base Prospectus may rely on it or its content.

As Italy has only partially implemented the Prospectus Directive, the provisions under the heading "European Economic Area" in the Schedule B of the Dealer Agreement shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

10 Governing Law

This Agreement shall be governed by and construed in accordance with English law.

This Agreement has been entered into on the date stated at the beginning.

11 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Subscription Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Subscription Agreement.

CREDIT AGRICOLE S.A., acting through its London branch

By: OMAR ISMAEL AGUIRRE

Omar Ismael Aguirre
General Manager

CALYON

By:

BAYERISCHE HYPO- UND VEREINSBANK AG

MERRILL LYNCH INTERNATIONAL

Each by its duly authorised attorney:

CAIXA D'ESTALVIS I PENSIONS DE BARCELONA

By :

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 D

Final Terms relating to the issuance of EUR 75,000,000 Floating Rate Notes due April 2009

April 26, 2007

Please see attached.

Final Terms dated 26 April 2007



Crédit Agricole S.A.

acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 186
TRANCHE NO: 1

Issuer of EUR 75,000,000 Floating Rate Notes due April 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Banc of America Securities Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006, 29 December 2006, 15 March 2007 and 11 April 2007 which together constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.acting through its London branch
2	(i) Series Number:	186
	(ii) Tranche Number:	1

3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount::	
	(i) Series:	EUR 75,000,000
	(ii) Tranche:	EUR 75,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date :	30 April 2007
	(ii) Interest Commencement Date :	30 April 2007
8	Maturity Date:	Interest Payment Date falling in or nearest to 30 April 2009
9	Interest Basis:	3 Month EURIBOR (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest will be paid quarterly in arrear
	(ii) Specified Interest Payment Dates:	30 January, 30 April, 30 July and 30 October in each year, commencing from and including 30 July 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET

(v) Manner in which the Rate(s) of Interest are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))	
– Relevant Time:	11.00 a.m. (Brussels time)
– Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
– Primary Source for Floating Rate:	Reuters EURIBOR01
– Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
– Relevant Financial Centre:	Euro-zone
– Benchmark:	EURIBOR
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	Three (3) months
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	- 0.01 per cent per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from	Not Applicable

	those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for

		Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35	Total commission and concession:	Not Applicable

36 Additional selling restrictions: Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: OMAR ISMAEL AGUIRRE

Omar Ismael Aguirre
General Manager

PART B – Other Information

1. **RISK FACTORS** Not Applicable

2. **LISTING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 30 April 2007
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3. **RATINGS**

Ratings:	Not Applicable

4. **NOTIFICATION** Not Applicable

5. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 75,000,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility[1]	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0298792226
Common Code:	029879222
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through April 30, 2007

Please see attached.



Press Release

Crédit Agricole's energy savings loan combines sustainable development with a lasting relationship

Paris, 2 April 2007 — A year after launching its environmental offering, Crédit Agricole is expanding its range of environmental products for personal customers. In conjunction with the Sustainable Development Passbook Account, Crédit Agricole is now offering financing for energy savings projects through the following loan, which is available from 1 April to 30 June 2007[1]:

Energy savings loan at a rate of 3.75% (fixed APR)
Maximum amount €10,000, maximum term 60 months
Or €182.76 per month and a total loan cost of €965.60[2]

Drawing on the success of its "renewable energy" loan launched in April 2006 for finance customers wishing to invest in renewable energy equipment (solar, wood, geothermal, etc.), Crédit Agricole is now expanding the range available to its customers with this new loan, which provides the following benefits:

- financing for all energy savings work in a main residence or secondary residence which has been completed for more than two years as of 1 January 2007;
- no set-up fees;
- payment deferment from 12 to 18 months[3] until a tax credit has been obtained[4].

This loan is a follow-on to the new Sustainable Development Passbook Account which replaced the CODEVI tax-efficient account as of 1 January 2007. The new legislation has raised the maximum tax-deductible amount that can be held on the Sustainable Development Passbook Account and allows banks to expand their loan offers to personal customers wishing to invest in energy savings work.

This new product is a further demonstration of Crédit Agricole's positioning as a long-term relationship bank and reflects its aim of providing customers with the services they need. The loan helps people reduce their energy costs over time while encouraging them to contribute to the world's efforts to combat climate change.

For further information, please visit *www.credit-agricole.fr*

[1]Information available from Crédit Agricole Regional Banks.
Loan subject to conditions and restricted to personal customers. The cost of the work must be less than or equal to €21,500. Information on the type of work that can be financed by this loan is available from Crédit Agricole Regional Banks.
Subject to approval by the lender Crédit Agricole Regional Bank.

[2]Example based on a loan drawn down in full in one go and with no payment deferment. Excluding optional insurance.

[3]Example based on a loan drawn down in full in one go with an 18 month payment deferment: APR fixed at 3.75 per cent for a personal loan of €10,000 over 60 months, i.e. 18 instalments of €30.73 (interest only) and 42 instalments of €254.15, making a total loan cost of €1,227.44. Excluding optional insurance.

[4]Expenditure on energy saving equipment, materials or appliances may be eligible for a tax credit in accordance with the law.


CRÉDIT
AGRICOLE

FONDATION
DE
FRANCE

Press release

Partnering Fondation de France, Crédit Agricole increases support for the Branféré Park and the Nicolas Hulot School for Nature and Mankind

Paris, 4 April 2007 — Today, René Carron, chairman of Crédit Agricole S.A., and Yves Sabouret, chairman of Fondation de France, signed a sponsorship agreement that will enable youngsters to attend the Nicolas Hulot School for Nature and Mankind near Vannes in Brittany. Crédit Agricole will donate €75,000 over a two-year period to finance holiday grants. Co-founded by ecologist Nicolas Hulot and Fondation de France, which sits on its board, the school is located in the Branféré animal park and botanical gardens, owned by Fondation de France.

Earmarked for children of middle-income families, the holiday grants will take the form of fee discounts, enabling the school to offer a 30 per cent reduction based on taxable income[1]. The aim is to assist families with mid-level earnings who do not qualify for the usual welfare benefit systems, but who are unable to afford a holiday at Branféré.

The grants reflect Crédit Agricole's determination to foster a balanced social mix and to provide as many people as possible with access to vocational training and culture while encouraging environmental awareness. Additionally, it builds on the long-standing partnership between Crédit Agricole du Morbihan Regional Bank and Branféré Park, initiated as part of a support policy for projects that help protect the environment and stimulate local activities in the Morbihan area of Brittany.

Fondation de France is firmly committed to public interest activities, helping Breton companies to carry out their sponsorship and patronage projects. In 2006, it funded 258 local projects in Brittany worth a total 1.5 million euro. Furthermore, five foundations have been set up under its auspices in the region. Fondation de France helps persons in difficulty by supporting practical, innovative projects that meet the ever-changing needs of today's society. Fondation de France is also the umbrella organisation that provides advice to foundations created by corporate sponsors and individuals. It receives no public money, relying solely on the generosity of its donors to fund its prizes, grants and subsidies.

[1]Calculated with a child-support tax allowance based on family income and the number of children


CRÉDIT AGRICOLE
ASSET MANAGEMENT

Press release

Crédit Agricole Asset Management forms a Scientific Think Tank Committee for Socially Responsible Finance

René Carron, chairman of Crédit Agricole S.A., is to serve as honorary chairman of the new committee, headed by Pascal Blanqué, chief investment officer of Crédit Agricole Asset Management.

Paris, 24 April 2007 — Crédit Agricole Asset Management (CAAM) has reasserted its commitment to socially responsible finance by setting up a Scientific Think Tank Committee for Socially Responsible Finance. The committee, which held its inaugural meeting on 23 April 2007, is under the honorary chairmanship of René Carron and is headed by Pascal Blanqué, chief investment officer of CAAM. Its fifteen or so permanent members, selected for their widely recognised skills, include corporate executives, scientists and financiers as well as an economist, a philosopher and a sociologist. Personalities from the Crédit Agricole Group will also be part of this innovative body (see list).

The committee's members will address key issues related to sustainable development, each from the perspective of his or her discipline. They will make practical recommendations to companies and then monitor how those proposals are given substance in terms of socially responsible finance. The committee's proceedings will be set down in a series of working papers (Les Cahiers du Comité), which will be proposed for publication in an effort to raise public awareness of sustainable development. The first topic, to be debated in October, will be equity.

By forming this Committee, CAAM is building on the undertakings it made when it signed the Principles for Responsible Investment (PRI) on 2 May 2006, as well as the commitments of IDEAM, its socially responsible investment subsidiary. Coordinated by the United Nations Environment Programme Finance Initiative (UNEP-FI) and the UN Global Compact, PRI has attracted major institutional investors and investment managers that together have a total of USD 8 trillion of assets under management. Voluntary and aspirational, PRI calls on signatories to incorporate environmental, social and corporate governance (ESG) issues into their investment analysis and decision-making processes.

About Crédit Agricole Asset Management

Crédit Agricole Asset Management (CAAM) is one of the leading investment managers in France[1] and Continental Europe[2], with 534.8 billion euros under management at end December 2006. It has a workforce of 2,137, including 546 investment professionals. Recognised as an innovator, CAAM pursues a multi-skill, multi-centre approach and operates eight investment management hubs worldwide: Paris, London, Milan, Madrid, Hong Kong, Singapore, Tokyo and Seoul.

[1] *Open-ended funds marketed in France. Source: Europerformance-Fininfo at end-December 2006*
[2] *IPE - Top 400 European Asset Management Leaders, data at December 2005, published in June 2006*

www.ca-assetmanagement.com

Press contact:

Crédit Agricole Asset Management
Catherine Lowinger – Tel. +33 (0)1 43 23 79 53 — catherine.lowinger@ca-assetmanagement.fr



Members of the Scientific Think Tank Committee for Socially Responsible Finance

- **René Carron** — Chairman of Crédit Agricole S.A.
  Honorary chairman
- **Pascal Blanqué** — Chief Investment Officer of Crédit Agricole Asset Management
  Chairman
- **Stéphane Bancel** — Chief Executive Officer of bioMérieux
- **Philippe Chalmin** — Economist and Lecturer at Université Paris Dauphine
- **Michel Clavé** — Head of Agriculture and Agrifood of Crédit Agricole S.A.
- **Jean-Yves Colin** — Corporate Secretary of Crédit Agricole Asset Management (CAAM)
- **François Dupuy** — Sociologist, Head of the 'Public Friend' Think Tank
- **Olivier Godard** — Head of Research at CNRS, Laboratory of Polytechnic Econometrics
- **Axel Gosseries** — Philosopher – Permanent Research Fellow, Belgian National Fund for Scientific Research (FNRS) – Lecturer at the Universities of Louvain and St. Louis (Brussels)
- **Jack Guichard** — Director of the Palais de la Découverte (Parisian Science Museum)
- **Michèle Jardin** — Head of STARS – Strategy, Trading, Analysis, Research and Systems of CAAM
- **Jean Jouzel** — Director of Institut Simon Laplace – Director of GIEC (Groupe Intergouvernemental d'Experts pour l'Evolution Climatique)
- **Nicole Notat** — Chairwoman of VIGEO
- **Franck Riboud** — Chairman of Danone
- **Pierre Schereck** — Head of Employee Savings Division of CAAM
- **Jeanne Seyvet** — Chief Advisor to the Court of Auditors
  Jeanne Seyvet is a committee member in her own name





Press release

The Crédit Agricole Group and OSEO have signed a partnership agreement concerning financing for very small companies

Paris, 25 April 2007 — Jérôme Brunel, head of the Regional Banks Business Segment at Crédit Agricole S.A., and Jean-Pierre Denis, chairman and CEO of OSEO have today signed an agreement concerning financing for very small companies (i.e. those employing up to ten employees) at the start-up, acquisition or expansion stage.

This partnership represents a new milestone in the close collaboration over the past few years between Crédit Agricole, France's leading bank for small businesses and a major player in the distribution of business start-up loans, and OSEO, a major player helping to finance and support very small companies and SMEs at all key development stages. Together with OSEO, Crédit Agricole offers entrepreneurs a range of products: loans backed by the OSEO guarantee, co-financing and marketing of OSEO's business start-up loan since its launch in 2001.

The partnership with OSEO will help Crédit Agricole Regional Banks to respond more quickly to business entrepreneurs and buyers seeking bank loans for their development plans. It will provide Crédit Agricole Regional Banks that sign up the following concrete benefits:

- with business transfers, the OSEO guarantee covers fifty per cent of loan amounts.
- with business start-ups (new entrepreneurs setting themselves up in business, individuals owning the majority of the share capital of the new business and not already controlling existing businesses), the percentage is increased to seventy per cent of the loan amount.
- OSEO delegates the decision on whether to grant the guarantee to Crédit Agricole for bank loans of up to €80,000, compared with €40,000 at present for conventional medium-term financing or leases.

"As France's leading bank for small businesses with a penetration rate of 26.6 per cent, Crédit Agricole is keen to provide support to founders of new businesses, who may have to contend with unpredictable events in their first few years. Thanks to this agreement, we will be able to respond rapidly to business entrepreneurs and buyers seeking financial support and to require fewer guarantees" emphasises Jérôme Brunel, head of the Regional Banks Business Segment at Crédit Agricole S.A.

Strengthening the partnership with Crédit Agricole is part of the programme that OSEO is pursuing to support SMEs with a major emphasis on facilitating business start-ups to enhance France's economic fabric. This is demonstrated by OSEO's business start-up loan, which has been a great success. Arrangements have been simplified in order to double the number of beneficiaries by year-end 2007. "Reaching a rate of 30,000 business start-up loans is a real challenge. We have achieved a growth rate of fifty per cent over the first few months of the year thanks in particular to the major efforts deployed by all our banking partners" explains Jean-Pierre Denis. "A start-up has a greater chance of long-term survival if it is properly financed and well-supported", sums up OSEO's chairman and CEO.



PRESS RELEASE

2007-2011: FIVE - YEAR STRATEGIC BUSINESS PLAN FOR THE TRANSFORMATION AND GROWTH OF EMPORIKI BANK

Emporiki, a model Greek Bank, to serve as a "hub" for the business lines of Credit Agricole in the SE European markets

Athens, April 27, 2007 – The **Business Plan for 2007-2011** was jointly presented to the Press earlier today by Emporiki Bank and Credit Agricole top executives, highlighting the strategic goals, key drivers and main course of action, planned to lead to the transformation and growth of the Bank over the coming five years.

Mr Jean-Frédéric de Leusse, Chairman of the Board of Directors of Emporiki Bank and Head of International Development of Credit Agricole S.A. presented the key attributes of the integration methodology applied by the Group during the last year.

"This integration methodology implements the standards of Credit Agricole, which are aligned to its development strategy, appoints a **management combining the local market knowledge and the international expertise**, establishes a mechanism of know – how transfer and development within the acquired companies and initiates synergies throughout the Group", explained Mr. De Leusse.

Mr Anthony Crontiras, Chief Executive Officer of Emporiki Bank made an overview of the post acquisition period's course of action and presented the key priorities set by the management during this period. These priorities were organized in two consecutive phases to date:

- Phase 1 (completed in 100 days): To **analyse the existing situation and take control**, by putting in place the new organizational structure and activate the new management capitalizing on the best qualities of local and expatriate executives, by completing the process of integrating Emporiki and aligning it with the CA corporate practices, through the "joining forces" program, by resolving the urgent business issues, and by concluding the financial audit and the results of 2006.
- Phase 2 (100 days, concluding at April 30, 2007): To **mobilize forces** in order to regain the Bank's commercial momentum, by creating the first integrated commercial campaigns, finalizing major new deals and transferring product and know – how from CA.

The Bank is now ready to move in the **transformation phase,** which will re-establish Emporiki into a model Greek Bank within the 5 Year horizon of the Plan.

"The achievements of the first 100+100 days demonstrate the **dynamism and pace of the new Emporiki",** Mr Crontiras pointed out. **"We managed to drastically raise Emporiki's standards**, now enjoying the leading credit rating and the highest coverage of non-performing loans among Greek banks. **We rapidly rationalized our activity portfolio** and we also **achieved important commercial successes** such as the joint venture with Carrefour and the new leading mortgage loan campaign".

By accomplishing its strategic and financial targets within the frame of the 5-year horizon and by fully recovering its competitiveness through the extensive transformation program, **Emporiki bank projects a considerable improvement of its financial performance**. Emporiki Bank's **main financial projections for 2011 are:**

- **Net Banking Income increase of more than 11% per annum, reaching over 1,700 million euros** (versus 988 in 2006)
- **Return on Average equity reaching 22%** (versus 6 % in 2006)

- **Profit Before Taxes amounting to over 600 million euros**, increasing by 30% per annum
- **Cost Income Ratio at below 50%**
- **Market Share at approximately 10.5%**
- **Five-year Capital Expenditure at 250-300 million euros**

The Chief Executive Officer of Emporiki Bank then presented the highlights of the Business Plan, emphasizing on the three sources of value for Emporiki's growth, all deriving from the entrance to the family of Credit Agricole, one of the leading global financial organizations. These are:

i. **Participation and exploitation of opportunities in a very dynamic and higher growth potential -compared to European peers- market.** "Greek GDP growth rate is almost double of other western European countries, while lending as a percentage of GDP is still at lower levels, growing rapidly. The Greek banking sector **will continue to benefit from the convergence to Western European standards**, enjoying a high growth rate, in a dropping margins environment. At the same time, Emporiki will materialize the development of specialized services and products through the **cooperation with the respective specialized subsidiaries of CA**", Mr Crontiras said.

ii. **Recapture of "natural" market share and cost competitiveness.** "This process will go through the ***significant transformation potential*** of the Bank, the ***decrease of the Cost Income Ratio*** to match local competitors and the ***exploitation of synergies*** with the parent group".

iii. **Expansion to the rapidly growing S.E European markets, with Emporiki serving as the *platform for the development of the CA Group's business lines in this area.*** "Emporiki will follow a **strong organic growth** path in those countries, opening **265 new branches** and **increasing its headcount by 2,250 people over the next five years**, investing approximately **55 million euros**", Mr Crontiras stated.

Presenting the strategy to be followed in the **Retail Segment, Mr Panagiotis Varelas, General Manager of Retail Banking** emphasized that "the commercial strategy of the new Emporiki will be built around ***competitive pricing, segment specific offerings and product innovation,*** as well as ***improved service quality*** to a level worthy of a modern, dynamic bank". As Mr. Varelas pointed out, added value services, cross selling and customer service become increasingly important for the Retail segment, which remains the growth engine of the banking market over the last five years.

The strategic objective of Emporiki in Retail is to achieve **21% per annum growth in mortgages reaching 14.3 billion euros in 2011** (from 5.4 bn in 2006) and a **15% per annum growth in consumer loans (including Credicom) to reach 5.7 billion euros in 2011** (from 2.8 bn in 2006).

The main actions to achieve this objective include the development and implementation of a true personal banking value proposition based on objective customer advise; the development of new branches and the rationalization of the existing branch network; the expansion into new communication and distribution channels (e-banking, interactive ATMs etc); the introduction of customer loyalty and retention programs; the continuous implementation of promotional and advertising activities.

Discussing the **SME's segment trends**, the General Manager of Retail Banking said it is **the fastest growing segment**, in which the ability to provide advise becomes more important than the ability to lend; Emporiki Bank's strategy focuses on ***supporting entrepreneurship in Greece to fuel economic growth,*** extending financial services offering down to the smaller companies' (personal owner) segment, differentiating offerings based on the various needs of the sub-segments and focusing on financing companies that belong in new advanced technologies. The goal is a **13% per annum growth in SME's business loans reaching 9.9 billion euros in 2011** (from 5.4 bn in 2006). Main actions include the extension of sector-specific, fee-based product bundles (for smaller companies); the opening of business centers dedicated to serving medium enterprises, leveraging Emporiki's banking expertise; the establishment of dedicated sales force to support new client acquisition.

Concluding with the Retail market segments, Mr Varelas said that "less transactions and more sophistication are entering the **Deposits segment**", in which Emporiki aims at achieving **11% growth per annum**; by diversifying risk with Mutual Funds of funds, Emporiki also aims at **32% annual growth in Asset Management; the expected annual growth in Life Insurance is 70%.**

As far as the **corporate segment** is concerned, Emporiki Bank's objectives is to **maintain its current strong position in the market, while improving the portfolio quality,** increase penetration of existing customers, enhance large corporations' access to international financial markets and services and selectively focus on the growing segments of the broader public sector and Local Administration. The targeted annual growth in **large corporate loans is 8%** and **24% in Leasing**.

Discussing the main international market trends, Mr Varelas made the assessment that "the S.E European markets **will grow very significantly closing the gap with EU penetration, while maintaining high interest margins to Greece** despite continuing market entries". Competition is expected to intensify and the EU funding to create opportunities for major infrastructure works financing; the Romanian and Bulgarian markets are rapidly growing, and the Cypriot and Albanian markets are becoming increasingly interesting. In order to accomplish the target of establishing Emporiki as a "hub" for the CA's business lines in these key international markets, the Bank will follow a **strong organic growth path, increasing banking volumes at an annual rate higher than 50% (52% in retail loans, 55% in corporate loans and 50% in deposits).**

"Capturing the bank's potential shall require the continuation of our coordinated actions on a number of 'fronts'", said **Mr Bruno Charrier, General Manager of Financial & Banking Services, Deputy Chief Executive Officer of Emporiki bank.** Mr Charrier described the four pillars of Emporiki's ongoing transformation, which are:

- the ***Operational transformation***, by redesigning processes for simplicity, speed and improved service,
- the ***Organizational transformation***, by aligning the HR strategy with the bank strategy and modernizing the HR management framework,
- the ***Commercial transformation***, by fully realizing Emporiki's client-facing, commercial potential and finally,
- the ***Brand repositioning***, to reflect the bank's new corporate image and identity.

In his introductory speech, **Mr Georges Pauget, Chief Executive Officer of Credit Agricole S.A.** referred to 2006 "as a year marked by important strategic movements in Europe, including the acquisition of Emporiki Bank, the only player in Greece that fulfilled the criteria of the Group's expansion strategy". Mr Pauget pinpointed the challenges confronted in the process of integrating the acquired banks to the Group. Still, he said that "the experience accumulated in Credit Agricole has contributed to the development of a **specific integration methodology**, which is based on the Group's culture of cooperation, autonomy and delegation and takes into consideration the fact that an organization such as Credit Agricole is constantly observed by and accountable towards all stakeholders, including analysts and investors".


END